ITEM 6. (a)


EXHIBIT 11

FIRST CITIZENS BANCORPORATION OF SOUTH CAROLINA AND SUBSIDIARY

Statement Re Computation of Per Share Earnings
(dollars in thousands)

                             				 Three Months Ended March 31,
					                                    1994    1993

Net income                              $2,701  $3,157
Less:  Preferred stock dividend
       requirements                         43      43
Net income applicable to common stock   $2,658  $3,114



Weighted average common shares
outstanding                            945,533 945,533



Earnings per common share:
  Income before cumulative effect
    of a change in accounting
    principle                          $  2.81 $  3.06
  Cumulative effect on prior years
    (to December 31, 1992) of changing
    to a different method of accounting
    for income taxes                       .00     .23
Net income                             $  2.81 $  3.29